Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

February 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition Corp.
Registration Statement on Form S-1
Filed January 22, 2021
File No. 333-252355
Draft Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001839341

Ladies and Gentlemen:

This letter sets forth responses of Power & Digital Infrastructure Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 3, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a second amendment to the Registration Statement on Form S-1 (the “Second Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Second Amendment.

Registration Statement Filed on Form S-1

Summary

Summary Financial Data, page 35

1. Staff’s comment: Please expand your disclosure in the table to also include the “as adjusted” amounts at December 31, 2020 assuming consummation of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 35 accordingly to include “as adjusted” amounts at December 31, 2020 assuming consummation of the offering.

Management, page 117

2. Staff’s comment: Please revise your disclosure to more specifically describe your officers’ and directors’ principal occupations and employment during the past five years. For example, please clarify the business experience and dates of employment for Chairman Brombach and Chief Executive Officer Eilers. Please refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the officers’ and directors’ biographies on pages 5-6, 90-92 and 117-119 to include principal occupations and employment during the past five years.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Debbie P. Yee at (713) 836-3630 and Lance K. Hancock at (713) 836-3387 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick C. Eilers
Patrick C. Eilers

Via E-mail:

cc:	Debbie P. Yee, P.C.
Lance K. Hancock
Kirkland & Ellis LLP
E. Ramey Layne
Alan Beck
Vinson & Elkins L.L.P.

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